

September 12, 2013

<u>Via E-mail</u>
Andrei Catalin Ispas
President
AnyTranslation Corp.
2620 S. Maryland Parkway #14-857
Las Vegas, NV 89109

> **Re: AnyTranslation Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 3, 2013**
> **File No. 333-188358**

Dear Mr. Ispas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements for the six months ended July 31, 2013.

<u>Prospectus Summary, page 5</u>

2. We note your response to comment 1 from our letter dated August 15, 2013. Please consider adding risk factor disclosure addressing risks related to an investment in a shell company.

Risk Factors, page 9

Rule 144 Sales in the Future May have a Depressive Effect…, page 14

3. Please add a risk factor or revise this risk factor disclosure and its heading to reflect the limitations on the availability of Rule 144 to holders of shares in a shell company.

Management's Discussion and Analysis or Plan of Operation, page 17

4. We note your response to comment 9 from our letter dated August 15, 2013. You state that the disclosure from your last filing is current, but we note the following disclosure:

    - "Hire an independent contractor to develop our website," on page 18;
    - "At this point, we are working on developing the website…," on page 21 and
    - "Our website is currently under construction," on page 22.

    Please update your disclosure to reflect, if true, that you have launched your website and it is operational.

Directors, Executive Officers, Promoter and Control Persons, page 24

5. Please clarify your response to comment 11 of our letter dated August 15, 2013. For example, please explain what is meant by the statement "Our Exhibit 3.1 is outdated and filled in error." Moreover, please explain what you mean by the statement that your Nevada business license "was filled out in error and has since been corrected." Please explain the meaning of the phrase "current annual list." Explain how and why Roland Asmar was involved in the incorporation process of the company. Finally, please confirm that your as-filed Exhibit 3.1 represents your current articles of incorporation or advise.

Exhibits, page 50

6. We note that the date of execution reflected in your agreement with Traduction Syllatra and the date provided in your exhibit index for Exhibit 10.1 are still inconsistent. Please explain this discrepancy.

Andrei Catalin Ispas
AnyTranslation Corp.
September 12, 2013
Page 3

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director